SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Pursuant to Section 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of August 2002

ROBOGROUP T.E.K. LTD.

(Name of Registrant)

Rechov Hamelacha 13, Afeq Industrial Estate, Rosh HaAyin 48091 Israel
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

ROBOGROUP T.E.K. LTD.

6-K Items

1. RoboGroup T.E.K. Ltd. Directors' Report and Interim Consolidated Financial Statements for the Six Months Ended June 30, 2002.

2. RoboGroup T.E.K. Ltd. Press Release dated August 27, 2002 - RoboGroup Posts 2nd Quarter Profit.

ITEM 1

ROBO Group T.E.K. LTD.

(Unaudited)

Interim Consolidated Financial Statements

At June 30, 2002

RoboGroup T.E.K. Limited

Page

RoboGroup T.E.K. Limited

Directors' Report for the Six Months Periods ended June 30, 2002

We are pleased to present the Directors' Report on the financial condition of the Company for the six months ended June 30, 2002.

RoboGroup T.E.K. Limited and its Business Environment

RoboGroup T.E.K. Limited (hereinafter: "RoboGroup") and its subsidiaries will be referred to in this Directors' Report as the "Company".

The Company operates through three business sectors. The first sector focuses on the traditional business activities of the Company - the education field. This sector includes the Company's research and development sections, the operations section, the marketing and sales of the Company's products as well as products manufactured by third parties to the training and educational markets in Israel and worldwide. The second sector includes the activity of our subsidiary, Yaskawa Eshed Technology Ltd. (hereinafter: "YET"), which is engaged in the development and manufacture of motion control products for the industrial market. The third sector manages new activities of the Company, and includes also the activities of the subsidiaries MemCall LLC and MemCall Ltd. (hereinafter: "MemCall") as well as the activity of e-learning.

The Education Sector

In October 2001, the education sector began to implement a cost cutting plan, aimed at improving its profitability. The plan covered all the entities in the sector, including the U.S. subsidiary and the Computras subsidiary. Management of the education sector expects that, following the implementation of the plan expenses will be reduced by over US$ 1 million in 2002. Implementation of the plan has resulted in reduced expenses of approximately US$ 520 thousand in the first six months of 2002, as compared to the comparable period in the previous year.

In April 2002, RoboGroup entered into an agreement to provide training systems for advanced production technologies to a network of vocational schools in South America in consideration of approximately US$ 2 million. This agreement follows a previous project undertaken by RoboGroup several years ago when the first series of training systems were supplied to 18 schools in the network. Delivery of the systems was completed during the second quarter of 2002.

YET

During the second quarter of 2002 YET delivered approximately US$ 620 thousand of products and services to Yaskawa Electric Corporation (hereinafter: "YEC"). The approved working plan for YET for 2002 forecasts a pre-tax profit of approximately US$ 1.75 million. Based on the progress of R&D projects and related revenues, YET's management predicts that the forecast will be met.

In June 2001, the shareholders of YET reached an agreement, whereby YET will start to develop new independent marketing channels for the sale of its products and will develop products that will be sold under the YET brand name. In the end of the second quarter of 2002, the basic development of XtraDrive (Advanced Server Driver) was finalized and it will be sold under the YET brand name. YET has also initiated preliminary marketing activities with the cooperation of YEC in Europe and the USA, in order to establish its presence in these markets. During the first two quarters of 2002 YET began to market YEC products in Israel and recruited a sales person for this purpose. At present YEC remains as the sole customer of YET.

In May 2000, RoboGroup entered into a service agreement with YET under which YET pays RoboGroup for services and management fees. The sum of each year's payments is determined annually by mutual consent. Under the January 2002 service agreement for the year ending December 31, 2002, YET will pay RoboGroup approximately NIS 1.2 million for services and management fees.

The Business Enterprises Division

During 2002, the company intends to concentrate it's business development efforts on the promotion of the activities of MemCall and the company's e-learning operation.

MemCall

MemCall is engaged in the development of a new technology which, if successful, would in the estimation of its managers, substantially reduce the time for locating and retrieving data in computers and communications networks. The new technology is expected to result in the development of electronic chips.

During the first two quarters of 2002 MemCall continued its capital raising activities with external entities. MemCall's management expects that these measures, for which there is no guarantee of success, might take a long time to complete due primarily to the prevailing conditions in the world markets. The date when the first products of MemCall will be ready cannot be determined until the capital raising process is successfully completed.

During July 2002, MemCall received approval from the Office of the Chief Scientist of the State of Israel for a total research and development grant of NIS 4.6 million, which is 50% of its total approved budget of NIS 9.2 million. The approved budget, which was based on the development plan that was previously submitted by MemCall, is for the period between January 1, 2002 through December 31, 2002. MemCall has submitted a requested that the Chief Scientist participate in its R&D expenses for the first half of 2002. The Company estimates that the participation of the Chief Scientist for this period will amount to as much as NIS 1.4 million (approximately US$ 0.3 million). MemCall's expenses in the financial report for the first six months of 2002 reflect the deduction of the Chief Scientist's participation as cited above.

In the beginning of 2001, RoboGroup's Board of Directors established two milestones with respect to completing an investment of US$ 2.5 million in MemCall. On November 28, 2001, RoboGroup's Board acknowledged that MemCall had achieved these two milestones.

In May 2002, RoboGroup's Board of Directors approved an additional US$ 1 million investment in MemCall, subject to MemCall meeting a number of additional milestones by the end of 2002. The additional financing will take effect under a non-interest bearing convertible note payable by December 31, 2002, which at the option of RoboGroup may be converted into additional share capital in MemCall.

Pursuant to this last resolution, RoboGroup's investment in MemCall is expected to reach approximately US$ 3.5 million by the end of 2002, consisting of US$ 2 million in equity, and the balance of US$ 1.5 million in convertible debt.

RoboGroup's investment in MemCall during the first six months of 2002 amounted to approximately NIS 3.5 million (approximately US$ 0.7 million), net of the deduction for the participation of the Chief

Scientist. As of June 30, 2002 the total cumulative investment in MemCall was approximately US$ 2.2 million (after deducting the Chief Scientist's participation). All of our investments in MemCall have been expensed in the quarter in which they were made (see Note 4 of the financial statements).

e-learning

In December 2001 the Company signed an agreement to provide an e-learning training system in consideration of over US$ 4 million. This e-learning system will include content packages relating to the Company's principal field of expertise in the development and production of technology training systems. The project is expected to take up to two years. During August 2002 the first delivery under the project was delivered.

The Company estimates that the successful completion of the project could lay the foundation for a product line in the e-learning field. The company reports its income according to milestones based on the delivery of the products. Therefore no revenues or expenses were recorded for this project through June 30. 2002.

During the first six months of 2002, the Company continued to invest in the e-learning field and is negotiating for new projects in a number of countries worldwide.

RoboGroup's Building

The space in RoboGroup's building in Rosh Ha'Ayin that is not occupied by the Company, has been leased to three outside tenants. During the second quarter of 2002, the Company recorded approximately US$ 138 thousand in rental revenues from these tenants.

1. Exposure to Market Risks and their Management

a. Currency Risks

The majority of the Company's products are exported and, as a result, the bulk of the Company's income is received in foreign currency. As a result, the Company is exposed to risks stemming from changes in the exchange rates of foreign currencies, primarily US Dollars and Japanese Yen. The Company takes the following precautions in order to limit its exposure:

1. Daily monitoring of changes in the exchange rates of the various currencies as well as developments that might have an impact on these currencies.
2. A quarterly evaluation of the Company's position with respect to its overall exposure to changes in the exchange rates of the various currencies.
3. Taking foreign currency linked loans for financing its investment in the Rosh Ha'Ayin building.

Notwithstanding these precautions, the Company cannot insure full protection against foreign currency risks, and is exposed to exchange rate fluctuations between the various foreign currencies themselves and between the foreign currencies and the Israeli Shekel.

b. Interest and Index Risks

The Company does not enter into specific hedging contracts against the exposure involved in changes of the Israeli interest and index rates. However, the Company usually invests a portion of its monetary balances in accordance with its periodic evaluations with respect to expected changes in the Israeli interest and index rates.

c. Securities

The Company is exposed to fluctuations in the prices of securities that make up its investment portfolio. The Company constantly monitors developments in this area and conducts monthly evaluations of the performance of the investment houses that manage the Company's securities portfolio.

The Responsible Officer

The company's chief financial officer is responsible for managing the Company's market risks.

Supervision and Application of Policy

Company management constantly monitors the extent of the Company's exposure to market risks, and determines if it is necessary to modify its risk management policy and, if necessary, adopt protective measures.

As at June 30, 2002 and at December 31, 2001 the Company had no open futures contracts.
The Company did not enter into any futures transactions during the first six months of 2002.

There were no material changes in the report by linkage basis as at December 31, 2001and the report as at June 30, 2002

Backlog of Orders

The Company's backlog of orders as at June 30, 2002, was as follows:

- For the Company's products and third-party products that are marketed by the Company: approximately NIS 26.3 million (approximately NIS 16.6 million at June 30, 2001).

2. The Financial Position of the Company

a. As at June 30, 2002, the Company had assets of approximately NIS 109 million, compared to assets of approximately NIS 102.4 million at December 31, 2001. The main increase is principally attributable to an increase in cash of approximately NIS 3.5 million, which was offset primarily by an increase in the value of trade payables of approximately NIS 2 million and also an increase in the value of trade receivables of approximately NIS 0.9 million

b. The Company's shareholders' equity was approximately NIS 44.7 million as at June 30, 2002, compared with approximately NIS 46.3 million at December 31, 2001. The decrease is principally attributable to the Company's net loss of approximately NIS 2.2 million for the reported period.

3. Operating Results

The Company's revenues for the first six months of 2002 amounted to approximately NIS 36.2 million as compared to approximately NIS 43.4 million in the corresponding period in 2001.

The Company's revenues for the second quarter of 2002 amounted to approximately NIS 21.1 million as compared to approximately NIS 23.7 million in the corresponding period in 2001 compared to the corresponding period in 2001. The decrease of approximately NIS 7.2 Million in income in the first six months of 2002, compared with the corresponding period in the previous year was primarily attributable to a decline in the company's share in the revenues of YET which amounted to NIS 8.3 million that was offset by the increase in income of educational sector of approximately NIS 1.1 million. The cost of the Company's revenues during the first six months of 2002 was approximately 52% of revenues, compared with approximately 63% in the corresponding period in the previous year. The improvement derived primarily from an increase in revenues from YET development projects that have a relatively high profit margin, as well as from a change in the Company's sales mix.

The Company's operating expense during the first six months of 2002 were approximately NIS 19.2 million as compared with approximately NIS 20 million in the corresponding period in the previous year.

The main changes are as follows:

Net R&D expenditures for the first six months of 2002 increased by approximately NIS 0.2 million compared with the corresponding period in 2001, mainly as a result of an increase of approximately NIS 1.4 million in investments in the development activities of MemCall, which amounted to NIS 3.1 million in the first six months of 2002. This increase was offset by an approximately NIS 1.2 million decrease in the development expenses of the educational sector and the e- learning project.

Marketing and sales costs for the first six months of 2002 declined by approximately NIS 1.1 million, as compared with the corresponding period in the previous year, due primarily to lower marketing expenses in the educational sector.

General and administrative expenses for the first six months of 2002 totaled approximately 5.9 million, similar to the corresponding period of the previous year.

The loss from operations in the first six months of 2002 was approximately NIS 2 million compared with a loss from operations of approximately NIS 4 million in the corresponding period in 2001.

The Company's net financial income in the first six months of 2002 amounted to approximately NIS 0.2 million, compared with financial income of approximately NIS 1.3 million in the corresponding period the previous year .The financial expenses in the first six months of 2002 derived mainly from the rise in the rates of exchange of the US dollar and the Japanese YEN.

The Company's other income in the first six months of 2002 amounted to approximately NIS 1.1 million, similar to that of the corresponding period the previous year.

The Company's loss before taxes for the first six months of 2002 amounted to approximately NIS 1.2 million compared to a loss of approximately NIS 1.6 million in the corresponding period last year.

The Company's income before taxes for the first six months of 2002, excluding the investment in MemCall which amounted to approximately NIS 3.5 million, that was charged to expenses, amounted to approximately NIS 2.3 million.

4. Liquidity

a. The balance of cash, cash equivalents and securities portfolios at the Company's disposal as at June 30, 2002 was approximately NIS 16.9 million as compared to approximately NIS 13.6 million at December 31, 2001.

   The Company's portfolio of securities is pledged and mortgaged to banks as collateral for credit extended to the Company.

b. Cash flows from current operations

   In the first six months of 2002 the Company had a positive cash flow from operations of approximately NIS 2.9 million compared to a positive cash flow of approximately NIS 2.2 million in the corresponding period in the previous year. The positive cash flow in the 2002 period derives mainly from receiving an advance payment in connection with the e-learning project.

c. Cash flows from investment operations

   In the first six months of 2002 the Company had negative cash flow of approximately NIS 0.6 million from its investment operations as compared to negative cash flow of approximately NIS 1.4 million in the corresponding period in the previous year. The principal portion of the deficit was attributable to the Company's investment of approximately NIS 0.5 million in the Rosh Ha'Hayin building as compared to an investment of approximately NIS 0.4 million in the corresponding period in the previous year.

d. Cash flows from financing operations

   In the first six months of 2002 the Company had a positive cash flow from financing operations of approximately NIS 1.1 million, as compared to approximately NIS 5 million in the corresponding period in the previous year. The surplus was mainly due to an increase in credit from banking institutions in the amount of approximately NIS 1.8 million, which was offset by the repayment of long term loans in the amount of approximately NIS 0.7 million.

5. Sources of Financing

a. The Company had a positive working capital at June 30, 2002. The Company's current ratio as at June 30, 2002 was 1.67 compared with 1.34 as at December 31, 2001. The quick ratio as at June 30, 2002 was 1.2 compared with 0.95 as at December 31, 2001. The improvement in the current ratio stems mainly from a conversion a portion of the Company's short – term loans into long term loans.

b. The Company's shareholders' equity as at June 30, 2002 was approximately NIS 44.7 million representing approximately 41% of the company's total balance sheet assets compared with NIS 46.3 million and 45% respectively as at December 31, 2001.

c. The average amount of credit granted to customers during the first six months of 2002 was approximately NIS 25.5 million and the average amount of credit received from suppliers and providers of services was approximately NIS 12.2 million compared with NIS 22.7 million and NIS 13.8 million respectively, as at December 31, 2001.

d. The average amount of short-term credit received from banking institutions during the first six months of 2002 was approximately NIS 18.2 million compared with approximately NIS 14.7 million during the year 2001.

e. The average amount of long-term credit from banking institutions during the first six months of 2002 was approximately NIS 15.4 million compared with approximately NIS 16.4 million during the year 2001.

6. Option Plans for Employees, Directors and Interested Parties

During the six months ended June 30, 2002 RoboGroup issued 2,000 ordinary shares as a result of the exercise of 2,000 stock options. These stock options were allotted on February 9, 1998 to a trustee on behalf of employees of the Company, and were exercisable in NIS for a sum equal to US$ 0.50 per share.

As of the date of this report, 75,400 stock options that were allocated to the trustee have not yet been exercised and 42,600 stock options have not yet been issued.

7. External factors

The changes in the world economy and the terrorist attacks in the U.S. on September 11, 2001 impacted and continue to impact the stock prices on stock exchanges throughout the world and in the U.S. in particular, and in this context also affected the stock prices of RoboGroup on the Tel Aviv Stock Exchange as well as on the Nasdaq Stock Market.

The continued slowdown of the world economy and the terrorist attacks in the U.S. on September 11, 2001 have also affected the Company's business in the following markets:

- A slowdown has been observed in the market for motion control products throughout the world. A more substantial slowdown was observed in the upper segment of the market (e.g. machines for the semi-conductor industries). YEC, which continues to be YET's sole customer, suffered a significant drop in sales. This has also necessarily affected YET's business. The worldwide slowdown also had an adverse impact on the development of YET's new marketing channels in the U.S., Europe and the Far East.
- A substantial slowdown was observed in the networking market, which is one of the central potential markets for MemCall products. This has brought about a reduction in the potential market, a slower penetration of new technologies and products into the market, as well as a delay in investment activity in the market. The slowdown in the target markets for MemCall products and the significant decline in capital investments in new enterprises have had an adverse effect on MemCall.
- In the global education market, institutional investments in education infrastructures declined as a result of the lack of economic resources for institutional entities in general and for the education institutions in particular, due to the slowdown in the world economy on the one hand and the increasing investments in security and safety markets on the other hand. The decrease in financial resources available for the products of the education division has brought about a reduction of its potential sales.
- The security and economic situations in the State of Israel have negatively influenced the Company's business. Due to the security situation, partners and customers from abroad are hesitant to travel and develop their business in this region. The economic recession and the decrease in the education budget has also hurt the potential market for the Company's product in Israel.

Gideon Missulawin **Director**	**Rafael Aravot** **Chairman of the Board & CEO**

Date of approval of the financial statements: August 27, 2002

RoboGroup T.E.K. Limited

Balance Sheets
(Adjusted NIS in thousands, June 2002)

	June 30			December 31
	2002 US$ (K) * (Unaudited)	2002 NIS (K) (Unaudited)	2001 NIS (K) (Unaudited)	2001 NIS (K) (Audited)
Current assets				
Cash and cash equivalents	3,127	14,913	21,339	11,466
Short term investments	417	1,991	2,247	2,165
Accounts receivable	5,444	25,956	16,831	25,109
Receivables and debit balances	1,310	6,247	3,717	4,245
Inventories	4,010	19,124	19,915	17,692
	14,308	68,231	64,049	60,677
Investments and long term balances				
Accounts receivable	-	-	163	-
Investments in other companies	23	110	110	110
	23	110	273	110
Deferred taxes	182	867	769	755
Fixed assets, net	8,254	39,367	40,458	40,485
Goodwill	81	385	468	415
	22,848	108,960	106,017	102,442
Current liabilities				
Credit from banks	2,645	12,614	22,905	23,724
Trade payables	2,774	13,228	14,714	11,141
Payables and credit balances	3,159	15,066	8,312	10,442
	8,578	40,908	45,931	45,307
Long term liabilities				
Loans from banks	4,503	21,473	10,056	9,311
Liability for termination of employee/employer relationship, net	398	1,897	4,180	1,480
	4,901	23,370	14,236	10,791
Shareholders' equity				
Share capital	2,430	11,589	11,588	11,588
Capital funds and capital surplus	9,585	45,713	45,074	45,223
Accumulated deficit	(2,432)	(11,599)	(8,598)	(9,446)
	9,583	45,703	48,064	47,365
Less - loans provided for purchase of shares	-	-	(1,204)	-
Treasury shares	(214)	(1,021)	(1,010)	(1,021)
	9,369	44,682	45,850	46,344
	22,848	108,960	106,017	102,442

*Convenience Translation into US Dollars

Gideon Missulawin	Rafael Aravot	Anat Katz-Ifargan
Director	Chairman of the Board & CEO	Chief Financial Officer

Date of approval of financial statement: August 27, 2002.
The accompanying notes form an integral part of the interim financial statements.

RoboGroup T.E.K. Limited

Statement of Operations

(Adjusted NIS in thousands for June 2002, except share data)

	Six month period ended June 30			Three month period ended June 30		Year ended December 31
	2002 US$ (K)* (Unaudited)	2002 NIS (K) (Unaudited)	2001 NIS (K) (Unaudited)	2002 NIS (K) (Unaudited)	2001 NIS (K) (Unaudited)	2001 NIS (K) (Audited)
Revenues						
Manufacturing operations	5,732	27,336	34,500	17,257	19,544	66,730
Commercial operations	1,244	5,935	7,271	2,212	4,051	14,796
Development services	552	2,631	1,334	1,305	-	3,542
License of production rights	50	238	-	238	-	1,801
Service fees	18	86	280	42	136	565
	7,596	36,226	43,385	21,054	23,731	87,434
Costs of revenues						
Manufacturing operations	3,210	15,307	21,744	9,169	11,383	42,871
Commercial operations	612	2,919	5,037	385	2,059	8,083
Development services	164	782	**559	383	**274	1,141
License of production rights	2	11	-	11	-	87
	3,988	19,019	27,340	9,948	13,716	52,182
Gross profit	3,608	17,207	16,045	11,106	10,015	35,252
Operating expenses						
Research and development expenses, net	1,322	6,306	**6,080	2,529	**3,312	12,552
Marketing and selling expenses	1,473	7,026	8,111	3,538	4,202	16,106
Administrative and general expenses	1,230	5,868	5,836	2,702	3,036	12,820
	4,025	19,200	20,027	8,769	10,550	41,478
Operating (loss) Income	(417)	(1,993)	(3,982)	2,337	(535)	(6,226)
Financial (expense) income, net	(52)	(246)	1,262	(952)	(637)	1,956
Other income	221	1,056	1,145	610	674	2,750
(Loss) Income before taxes on income	(248)	(1,183)	(1,575)	1,995	(498)	(1,520)
Taxes on income	(203)	(970)	-	(786)	267	(903)
Net (loss) Income	(451)	(2,153)	(1,575)	1,209	(231)	(2,423)
(Loss) Income per share	(0.04)	(0.20)	(0.15)	0.11	(0.02)	(0.22)
Number of shares in the calculation of loss per share	10,729,831	10,729,831	10,725,831	10,729,831	10,725,831	10,727,831

*Convenience Translation into US Dollars.

**Restated

The accompanying notes form an integral part of the interim financial statements.

RoboGroup T.E.K. Limited

Statement of Changes in Shareholders' Equity

(Adjusted NIS in thousands, June 2002)

	Number of shares	Share capital NIS (K)	Capital surplus NIS (K)	Capital funds NIS (K)	Loans guaranteed by shares and treasury shares NIS (K)	Accumulated earnings (deficit) NIS (K)	Total NIS (K)
For the six-month period ended June 30, 2002 - unaudited							
Balance at Jan. 1, 2002	10,727,831	11,588	42,922	2,301	(1,021)	(9,446)	46,344
Exercise of options	2,000	1	4	-	-	-	5
Adjustments on translation of financial statement of an autonomous subsidiary	-	-	-	486	-	-	486
Net loss	-	-	-	-	-	(2,153)	(2,153)
Balance at June 30, 2002	10,729,831	11,589	42,926	2,787	(1,021)	(11,599)	44,682
For six-month period ended June 30, 2001 - unaudited							
Balance at Jan. 1, 2001	10,697,631	11,573	42,728	2,301	(2,225)	(7,023)	47,354
Exercise of options	28,200	15	45	-	-	-	60
Repayment of loan for the acquisition of shares	-	-	-	-	11	-	11
Net loss	-	-	-	-	-	(1,575)	(1,575)
Balance at June 30, 2001	10,725,831	11,588	42,773	2,301	(2,214)	(8,598)	45,850
For the three-month period ended June 30, 2002 - unaudited							
Balance at April.1, 2002	10,729,831	11,589	42,926	3,237	(1,021)	(12,808)	42,923
Adjustments on translation of financial statement of an autonomous subsidiary	-	-	-	(450)	-	-	(450)
Net income	-	-	-	-	-	1,209	1,209
Balance at June 30, 2002	10,729,831	11,589	42,926	2,787	(1,021)	(11,599)	44,682
For the three month period ended June 30, 2001 - unaudited							
Balance at April.1, 2001	10,716,331	11,583	42,757	2,301	(2,214)	(8,367)	40,060
Exercise of options	9,500	5	16	-	-	-	21
Net loss	-	-	-	-	-	(231)	(231)
Balance at June 30, 2001	10,725,831	11,588	42,773	2,301	(2,214)	(8,598)	45,850

The accompanying notes form an integral part of the interim financial statements

Statement of Changes in Shareholders' Equity- (cont.)

(Adjusted NIS in thousands, June 2002)

For the year ended December 31, 2001 - audited

Balance at Jan. 1, 2001	10,697,631	11,573	42,728	2,301	(2,225)	(7,023)	47,354
Exercise of options	30,200	15	53	-	-	-	68
Repayment of loan for the acquisition of shares	-	-	141	-	1,204	-	1,345
Net loss	-	-	-	-	-	(2,423)	(2,423)
Balance at Dec. 31, 2001	10,727,831	11,588	42,922	2,301	(1,021)	(9,446)	46,344

The accompanying notes form an integral part of the interim financial statements.

RoboGroup T.E.K. Limited

Statement of Cash Flows

(Adjusted NIS in thousands, June 2002)

	Six month ended June 30			Three month ended June 30		Year ended December 31
	2002 US$ (K) * (Unaudited)	2002 NIS (K) (Unaudited)	2001 NIS (K) (Unaudited)	2002 NIS (K) (Unaudited)	2001 NIS (K) (Unaudited	2001 NIS (K) (Audited)
Cash flows from current operating activities						
Net income (loss)	(451)	(2,153)	(1,575)	1,209	(231)	(2,423)
Adjustments to reconcile net income (loss) to net cash flows derived from (applied to) operations (Appendix A):	1,060	5,058	3,716	(4,732)	5,062	(2,077)
Net cash derived from (applied to) operating activities	609	2,905	2,141	(3,523)	4,831	(4,500)
Cash flows from investment activities						
Acquisition of fixed assets	(130)	(622)	(1,409)	(168)	(326)	(2,795)
Proceeds from the sale of fixed assets	4	17	47	-	47	189
Deposit in a provident fund on behalf of directors	-	-	-	-	-	(2,730)
Net cash flow applied to investment operations	(126)	(605)	(1,362)	(168)	(279)	(5,336)
Cash flows from financing activities						
Increase in short term bank credits, net	375	1,791	6,068	1,173	6,107	6,679
Repayment of long term loans	(141)	(674)	(1,167)	(324)	(670)	(2,378)
Receipts on account of shares	-	-	-	-	-	141
Repayment of loans from an interested party	-	-	11	-	-	1,204
Exercise of options by employees	1	5	60	-	21	68
Net cash derived from financing activities	235	1,122	4,972	849	5,458	5,714
Adjustments on translation of financial statement of an autonomous subsidiary	5	25	-	(27)	-	-
Increase (decrease) in cash and cash equivalents	723	3,447	5,751	(2,869)	10,010	(4,122)
Cash and cash equivalents at the beginning of the period	2,404	11,466	15,588	17,782	11,329	15,588
Cash and cash equivalents at the end of the period	3,127	14,913	21,339	14,913	21,339	11,466

*Convenience Translation into US Dollars .

The accompanying notes form an integral part of the interim financial statements.

Statement of Cash Flows – (cont.)
(Adjusted NIS in thousands, June 2002)

Appendix A:
Adjustments to reconcile net income (loss) to net cash flows derived from (applied to) operations

	Six months ended June 30,			Three months ended June 30,		Year ended December 31, 2001
	2002 US$ (K) * (Unaudited)	2002 NIS (K) (Unaudited)	2001 NIS (K) (Unaudited)	2002 NIS (K) (Unaudited)	2001 NIS (K) (Unaudited)	2001 NIS (K) (Audited)
Income and expenses not involving cash flow						
Depreciation and amortization	400	1,906	1,309	1,194	774	2,566
Increase (decrease) in liability for the termination of employee/employer relationship, net	87	417	(47)	(54)	96	(18)
Write up (down) of loans	(13)	(65)	(166)	199	(217)	(512)
Decrease (increase) in value of securities	36	174	(1,196)	75	(568)	(84)
Decrease (increase) in deferred taxes receivable	(29)	(137)	297	(72)	68	(69)
Other	13	65	(13)	65	(17)	-
	494	2,360	184	1,407	136	1,883
Changes in assets and liabilities						
Decrease (increase) in accounts receivable	(136)	(651)	3,461	(5,190)	2,972	(4,653)
Decrease in debit balances of partially consolidated companies	-	-	(13)	-	(65)	-
Decrease (increase) in other receivables and debit balances	(414)	(1,971)	113	(3,225)	134	(49)
Decrease (increase) in inventories	(277)	(1,321)	3,085	(429)	1,578	5,309
Decrease (increase) in trade payables	438	2,087	(1,769)	1,171	2,320	(5,351)
Increase (decrease) in other payables and credit balances	955	4,554	(1,345)	1,534	(2,013)	784
	566	2,698	3,532	(6,139)	4,926	(3,960)
	1,060	5,058	3,716	(4,732)	5,062	(2,077)

*Convenience Translation into US Dollars

Statement of Cash Flow – (cont.)

(Adjusted NIS in thousands, June 2002)

Appendix B: Non-monetary events

Conversion of loans from long-term to short-term Or conversion of loans from short-term to long-term	(2,779)	(13,254)	12,381	(13,254)	12,381	12,551

*Convenience Translation into US Dollars

The accompanying notes form an integral part of the interim financial statements.

Notes to the Interim Financial Statements

Note 1: General

(a) The accompanying financial statements were prepared as of June 30, 2002, and are for the three- and six-month periods then ended. These financial statements should be read in conjunction with the Company's annual financial statements as of December 31, 2001, and for the year then ended, together with the notes thereto.

(b) These financial statements have been reviewed by the Company's certified public accountants. The review was conducted in accordance with the procedures established by the Institute of Certified Public Accountants in Israel regarding interim periods. The review was limited in scope and did not constitute an audit in accordance with generally accepted auditing standards and therefore no opinion was expressed by the Company's certified public accountants.

(c) In management's opinion all necessary adjustments were made in order to present correctly these interim financial statements.

Note 2: Principal Accounting Policies

(a) The significant accounting policies have been applied on a consistent basis with the annual financial statements of the previous year (December 31, 2001), except for the following changes:

Due to certain developments in the operations of a US consolidated company, consisting of a receipt of credit line commitments from local banks in the US and a recurring tendency of increased sales of products not produced by the Company, the US dollar currency has become such company's functional currency. Until December 31, 2001 this Company operated as an extension of the Company, at which time it became an autonomous entity. As a result, the financial statements of the Company at June 30, 2002, and for the three- and six-month periods then ended were translated according to the exchange rate in effect at the period end, and the translation adjustments of approximately NIS 486 thousand were charged to a capital fund for translation differences.

(b) The financial statements, including the comparison sums, have been prepared according to the historical cost convention, adjusted for changes in the purchasing power of the currency, on the basis of changes in the Consumer Price Index (hereinafter "CPI"). In the three- and six-month periods ended June 30, 2002, the CPI increased by 6.3 %. In the year ended December 31, 2001, the CPI increased by 1.4 %.

(c) The adjusted financial statements at June 30, 2002 and for the three- and six-month periods then ended have been translated into US dollars solely for the convenience of American readers. This translation was made at the US dollar/New Israeli Shekel exchange rate in effect on June 30, 2002, i.e. US$ 1 = NIS 4.769.

Note 3: Financial Information in Regard to Business Segments

(a) There was no change in the allocation of the Company's business segments from the audited reports as of December 31, 2001.

(b) There was no material change in the assets of the Company's business segments since December 31, 2001.

Notes to the Interim Financial Statements (cont.)

Note 3: Financial Information in Regard to Business Segments (cont.)

(C) Details:

	Six month period ended June 30, 2002					
	NIS (K)					
	Segment A	Segment B	Segment C	Segment D	Adjustments	Total
Sales to external customers	33,204	3,109	-	2,829	(981)	38,161
Inter segment sales	-	(87)	-	(1,848)	-	(1,935)
	33,204	3,022	-	981	(981)	36,226
Segment income (loss)	751	(396)	(3,440)	932	-	(2,153)

	Six month period ended June 30, 2002					
	US$ (K)					
	Segment A	Segment B	Segment C	Segment D	Adjustments	Total
Sales to external customers	6,962	652	-	594	(206)	8,002
Inter segment sales	-	(18)	-	(388)	-	(406)
	6,962	634	-	206	(206)	7,596
Segment income (loss)	165	(86)	(725)	195	-	(451)

	Six month period ended June 30, 2001					
	NIS (K)					
	Segment A	Segment B	Segment C	Segment D	Adjustments	Total
Sales to external customers	32,248	11,417	-	2,568	(1,292)	44,941
Inter segment sales	-	(280)	-	(1,276)	-	(1,556)
	32,248	11,137	-	1,292	(1,292)	43,385
Segment income (loss)	(1,816)	1,865	(3,595)	1,971	-	(1,575)

*Convenience Translation into US Dollars

Notes to the Interim Financial Statements (cont.)

Note 3: Financial Information in Regard to Business Segments (cont.)

	Three month period ended June 30, 2002					
	NIS (K)					
	Segment A	Segment B	Segment C	Segment D	Adjustments	Total
Sales to external customers	19,516	1,580	-	1,437	(486)	22,047
Inter segment sales	-	(42)	-	(951)	-	(993)
	19,516	1,538	-	486	(486)	21,054
Segment income (loss)	2,303	(392)	(1,214)	512	-	1,209

	Three month period ended June 30, 2001					
	NIS (K)					
	Segment A	Segment B	Segment C	Segment D	Adjustments	Total
Sales to external customers	18,503	5,363	-	1,260	(607)	24,519
Inter segment sales	-	(135)	-	(653)	-	(788)
	18,503	5,228	-	607	(607)	23,731
Segment income (loss)	(446)	1, 260	(1,615)	570	-	(231)

Notes to the Interim Financial Statements (cont.)

Note 4: R & D Expenses

The following research and development expenses include investments in the development of MemCall's new technology:

For the six-month period ended June 30, 2002	-	Approximately NIS 3.1 million
For the six-month period ended June 30, 2001	-	Approximately NIS 2.1 million
For the year ended December 31, 2001	-	Approximately NIS 6.4 million

During May 2002, RoboGroup's Board of Directors approved an additional investment of US$ 1 million in MemCall, subject to MemCall meeting a number of additional mild stones by the end of 2002.

ITEM 2

Tuesday August 27, 7:09 pm ET

Press Release

Source: RoboGroup T.E.K. Ltd.

RoboGroup Posts 2nd Quarter Profit

ROSH HA'AYIN, Israel, Aug. 27 /PRNewswire-FirstCall/ -- RoboGroup T.E.K. Ltd. (Nasdaq: ROBO - News), today reported second quarter 2002 revenues of NIS 21.1 million ($4.4 million) compared to NIS 23.7 million in the corresponding period of 2001. For the first half of 2002, revenues were approximately NIS 36.2 million ($7.6 million) versus NIS 43.4 million for the first half of 2001. The decrease of approximately NIS 7.2 million in income in the first six months of 2002, compared with the corresponding period in the previous year, was primarily attributable to a decline in the company's share in the revenues of YET, which amounted to NIS 8.3 million and which were partially offset by the increase in income from the Education sector of approximately NIS 1.1 million.

The cost of revenues during the first six months of 2002 was approximately 52% of revenues compared with approximately 63% in the corresponding period last year. The improvement derived primarily from an increase in revenues from YET development projects that have a relatively high profit margin, as well as from a change in the Company's sales mix. Accordingly, gross profit for the first six months of 2002 was higher, at NIS 17.2 million ($3.6 million), versus NIS 16.0 million in the corresponding period of 2001.

Net R&D expenses, as a component of operating expenses, rose by approximately NIS 0.2 million for the first six months of 2002, versus the previous year's first half. This was primarily attributable to a NIS 1.4 million increase in investment in MemCall's development activities, which amounted to NIS 3.1 million in the first six months of this year.

Operating expenses during the first half of 2002 declined to NIS 19.2 million ($4.0 million) from NIS 20.0 million in 2001. The decline in operating expenses, despite the increase in the investment in MemCall this year, is primarily the result of a cost reduction plan that was initiated in the Education sector in October 2001. This was intended to reduce expenses by approximately $1 million in 2002, and resulted in approximately $0.5 million of savings during the first six months of this year, as compared with the first half of 2001.

The Company recorded a net profit of NIS 1.2 million ($0.25 million) for the second quarter of 2002, compared to a loss of NIS 0.2 million for the second quarter of 2001. For the first half of the year, the Company's net loss was NIS 2.2 million ($0.45 million), compared with a loss of NIS 1.6 million in the 2001 period.

Excluding the approximately NIS 3.5 million investment in MemCall that was expensed during the first six months of 2002, the Company's income before tax amounted to approximately NIS 2.3 million.

Chairman and CEO, Rafael Aravot, explained that the Company's quarter-to-quarter results continue to be impacted by investments in MemCall and variations in the Company's share in the revenues of YET. "Although YET did not contribute to earnings during the first half of this year, the approved working plan for YET for 2002, forecasts a pre-tax profit of approximately US$ 1.75 million. Based on the progress of R&D projects and related revenues, YET's management predicts that the forecast will be met" said Aravot.

Mr. Aravot pointed out the substantial increase in the company backlog. Backlog as of June 30, 2002, rose to NIS 26.3 million ($5.5 million) from NIS 16.6 million at June 30, 2001.

A significant component of the increased backlog is an agreement, signed in December 2001, to provide an e-learning training system for consideration of over US$ 4 million. The e-learning system to be delivered under the agreement will include content packages related to the Company's principal field of expertise in the development and production of technology training systems. The project is expected to take up to two years. The first products within the framework of the project will be delivered during August of 2002.

The Company anticipates that a successful completion of the project could lay the foundation for its product line in the e-learning field. The Company reports its income according to milestones based on the delivery of the products. No revenues or expenses were recorded for this project through June 30, 2002, since no products had been delivered as of such date.

During the first two quarters of 2002, MemCall continued its capital raising activities with external entities. MemCall's management expects that these measures, for which there is no guarantee of success, might take a long time to complete due primarily to the prevailing conditions in the world markets. The date when the first products of MemCall will be ready cannot be determined until the capital raising process is successfully completed.

During July 2002, MemCall received approval from the Office of the Chief Scientist of the State of Israel for a research and development grant of NIS 4.6 million, which is 50% of its total approved budget of NIS 9.2 million. The approved budget, which was based on the development plan that was previously submitted by MemCall, is for the period between January 1st and December 31st of 2002. MemCall periodically submits an expense report requesting approval from the Chief Scientist for payments under this R&D grant. MemCall's expenses in the financial report for the first six months of 2002 reflect the deduction of the Chief Scientist's participation as cited above.

In May 2002, RoboGroup's Board of Directors approved an additional US$ 1 million investment in MemCall, subject to MemCall meeting a number of additional milestones by the end of 2002. The additional financing will take effect under a non-interest bearing convertible note payable by December 31, 2002, which at the option of RoboGroup may be converted into additional share capital in MemCall.

Pursuant to this last resolution, RoboGroup's investment in MemCall is expected to reach approximately US$ 3.5 million by the end of 2002, consisting of US$ 2 million in equity, and the balance of US$ 1.5 million in convertible debt.

RoboGroup's investment in MemCall during the first six months of 2002 amounted to approximately NIS 3.5 million (approximately US$ 0.7 million), net of the deduction for the participation of the Chief Scientist. As of June 30, 2002 the total cumulative investment in MemCall was approximately US$ 2.2 million (after deducting the Chief Scientist's participation). All of our investments in MemCall have been expensed in the quarter in which they were made (see Note 5 of the financial statements).

The space in RoboGroup's building in Rosh Ha'Ayin that is not occupied by the Company is leased to three outside tenants. During the second quarter of 2002, the Company recorded approximately US$ 138,000 in revenues from rental payments by these tenants.

A complete board of directors' report for the second quarter of 2002 is available on the Company's website at http://www.robo-group.com or as a PDF file upon request. Please contact Steven Bregman at FRMO Corp. at 646-495-7329.

RoboGroup engages in three business sectors. The first focuses on new high tech ventures such as e-learning and MemCall, a fabless VLSI semiconductor developer with unique Call Out Memory(TM) technology for Internet and communications applications in need of intensive Search and Filter capabilities. The second is comprised of Yaskawa Eshed Technology (YET), a joint venture with Japan's Yaskawa Electric Corp., which provides industrial motion controls, particularly those based on its patented algorithms. The third sector is devoted to RoboGroup's training products. RoboGroup is a world leader in engineering and manufacturing technology training systems. The Company is market driven, deriving its growth from technological leadership, strong partnerships and management expertise.

For more information, visit http://www.robo-group.com.

To the extent that this press release discusses expectations about market conditions or about market acceptance and future sales of the Company's products, or otherwise makes statements about the future, such statements are forward-looking and are subject to a number of risks and uncertainties that could cause results to differ materially from the statements made. These factors include the rapidly changing technology and evolving standards in the industries in which the Company and its subsidiaries operate, risks associated with the acceptance of new products by individual customers and by the market place and other factors discussed in the business description and management discussion and analysis sections of the Company's Annual Report on Form F-20.

Summarized Consolidated Statement of Income
(Consolidated Translation into US$)

	Six months ended June 30 2002 US$ (K) (Unaudited)	Six months ended June 30 2001 US$ (K) (Unaudited)	Year ended Dec. 31 2000 US$ (K) (Audited)
Revenue, net	7,596	9,097	18,334
Cost of Revenue	3,988	* 5,732	10,942
Gross profit	3,608	3,365	7,392
Research and development net costs	1,322	* 1,274	2,631
Marketing and selling expenses	1,473	1,701	3,377
Administrative and general expenses	1,230	1,223	2,688
Total operating expenses	4,025	4,198	8,696
Operating loss	(417)	(833)	(1,304)
Financial (expenses) Income	(52)	263	408
Other income	221	240	577
Loss before taxes	(248)	(330)	(319)
Taxes on income	(203)	--	(189)
Company share in losses of affiliate company	--	--	--
Net Loss	(451)	(330)	(508)
Net Loss per share	(0.04)	(0.03)	(0.05)

* Reclassified

1. The financial statements at June 30, 2002 have been translated into US dollars solely for the convenience of the American reader. This translation was made at the US dollar to the New Israeli Shekel exchange rate in effect on the mentioned date, that is, US$ 1 = NIS 4.769.

2. The net loss per share for the reported periods in these reports has been calculated in accordance with generally accepted accounting principles in Israel and USA.

Summarized Consolidated Balance Sheet
(Consolidated Translation into US$)

	June 30 2002 US$ (K) (Unaudited)	June 30 2001 US$ (K) (Unaudited)	Dec. 31 2000 US$ (K) (Audited)
Assets			
Current assets			
Cash and cash equivalents	3,127	4,475	2,404
Short term investments	417	471	454
Trade receivables	5,444	3,529	5,265
Receivables and debit balances	1,310	779	890
Inventories	4,010	4,176	3,708
	14,308	13,430	12,721
Long term loans, investments and receivables			
Long term receivables and other investments	23	57	23
Fixed assets, net	8,254	8,484	8,489
Other assets	263	259	248
	22,848	22,230	21,481
Liabilities and Capital			
Current liabilities	8,578	9,631	9,500
Long term bank loans	4,503	2,109	1,952
Severance pay, net	398	877	310
Shareholders equity	9,369	9,613	9,719
	22,848	22,230	21,481

Source: RoboGroup T.E.K. Ltd.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934 the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RoboGroup T.E.K. Ltd.

Rafael Aravot
Chief Executive Officer

Date: August 28, 2002